Exhibit 4.1
DATED 18 December 2007
PT Sigma Citra Harmoni
and
Trozenin Management Plc
as THE VENDORS
PT Multimedia Nusantara
as THE PURCHASER

AGREEMENT FOR THE
SALE AND PURCHASE OF SHARES

SCHEDULE 1 Details of the Company
SCHEDULE 2 The Subsidiaries
SCHEDULE 3 The Properties
SCHEDULE 4 Warranties
SCHEDULE 5 Disclosure Letter
SCHEDULE 6 Software
SCHEDULE 7 Key Individuals

i

AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
THIS AGREEMENT is made on 18 December 2007
BETWEEN:
(1)	PT Sigma Citra Harmoni, a company incorporated under Indonesian law whose registered office is at Sigma Inno Office, Menara DEA, 8th Floor, Kawasan Mega Kuningan, Jalan Mega Kuningan Barat IX, Kavling E4.3 No. 1, Jakarta 12950, in this matter represented by Mr. Otto Toto Sugiri, its President Director (“SCH”).

(2)	Trozenin Management Plc, a company incorporated under Malaysian law whose principal place of business is at Tiara Labuan, Jalan Tanjung Ratu 87000, FT Labuan, East Malaysia, in this matter represented by Mr. Eko A.I. Basyuni, its proxy (“Trozenin”).

SCH and Trozenin shall individually be referred to as a “Vendor” and collectively the “Vendors”.

(3)	PT Multimedia Nusantara, company incorporated under Indonesian law whose registered office is at Century Tower, 11th Floor, Jl. H.R. Rasuna Said, Kav. X-2, No. 4, Jakarta 12950, in this matter represented by Alex J. Sinaga, its President Director (the “Purchaser”).
RECITALS:
(A)	The Vendors are the registered holders and owners of 48,800,983 shares representing 90.79% of the total issued shares in the capital of PT Sigma Cipta Caraka (the “Company”). Particulars of the Company are set out in Schedule 1.

(B)	The Vendors wish to sell and the Purchaser wishes to purchase 43,001,348 shares representing 80% of the total issued shares in the capital of the Company (the “Sale Shares”) on the terms and conditions set out in this Agreement.
THE PARTIES AGREE as follows:
1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, including the Recitals, except to the extent that the context otherwise requires, the following words and expressions shall have the following meanings:

“Accounting Date” means 31 March 2007;

“Accounts” means the audited consolidated financial statements of the Company and of each of the Subsidiaries for the accounting period which ended on the Accounting Date (each such financial statement comprising a balance sheet, statement of income, statement of changes in equity, statement of cash flows, notes and directors’ and auditors’ report) and the consolidated statements of income and consolidated balance sheet of the Company and the Subsidiaries as at and for the period ending on the Accounting Date as audited by Purwantono, Sarwoko & Sandjaja (a member of Ernst & Young Global);

“Agreed US$-Rp Exchange Rate” means the conversion rate based on the US$-Rp middle rate issued by Bank Indonesia on the day being five (5) Business Days before the Completion Date;

“Authorisation” includes any consent, registration, filing, agreement, notarisation, certificate, licence, approval, permit, authority or exemption from, by or with a Governmental Agency;

“BKPM” means the Capital Investment Coordinating Board (Badan Koordinasi Penanaman Modal);

“Business Day” means any day, other than a Saturday or a Sunday, on which banks are open for business in Jakarta;

“Commissioners” means the persons listed as commissioners of the Company in Schedule 1;

“Company” means PT Sigma Cipta Caraka details of which are set out in Schedule 1;

“Company Law” means the Law of the Republic of Indonesia No. 40 of 2007 on Limited Liability Companies;

“Completion” means completion of the sale and purchase of the Sale Shares as specified in Clause 5;

“Completion Date” means the date being five (5) Business Days after the Conditions have been satisfied or waived in accordance with Clause 4 (or such later date as the Parties may agree in writing);

“Conditions” means the conditions specified in Clause 4.1;

“Directors” means the persons listed as directors of the Company in Schedule 1;

“Disclosure Letter” means the disclosure letter from the Vendors to the Purchaser as set out in Schedule 5;

“Employee Waivers” means waivers, in a form and substance satisfactory to the Purchaser, from each of the Specified Employees waiving all demands, rights to and entitlements under the Labor Law and regulations, any company regulations or any collective labor agreement with the Company which may arise as a result of the consummation of the transactions contemplated by this Agreement;

“Encumbrance” means any mortgage, charge (fixed or floating), pledge, lien, Option, right to acquire, assignment by way of security or trust arrangement for the purpose of providing security or other security interest of any kind (including any retention arrangement), right of pre-emption, any third party rights, or any agreement to create any of the foregoing;

“Governmental Agency” includes any government, BKPM and any minister, department, office, commission, delegate, instrumentality, agency, board, authority or other organ of government, whether statutory or otherwise;

“Group” means the group of companies comprising the Company and its Subsidiaries. The expression “member of the Group” shall be construed accordingly;

“IFC” means International Finance Corporation, the holder of 4,950,701 shares representing 9.21% of the total issued shares in the capital of the Company;

“Indonesia” means the Republic of Indonesia;

“Intellectual Property” means includes patents, knowhow, trade secrets, copyrightable work and other confidential information, registered designs, copyrights, design rights, topography rights, trade marks, service marks, business names, registrations of and applications to register any of the aforesaid items, rights in the nature of any of the aforesaid items in any country, rights in the nature of unfair competition rights and rights to sue for passing off;

“IPO” means the Initial Public Offering of the shares of the Company on the Indonesia Stock Exchange;

“Jamsostek” means the employees’ social security scheme as governed by Law No. 3 of 1992 regarding the Jaminan Sosial Tenaga Kerja;

“Key Individuals” means the individuals whose names are mentioned in Schedule 7;

“Labor Law” means Law No. 13 of 2003 on Labor;

“Leases” means all the leases, sub-leases, tenancy agreements, sub-tenancy agreements, licences or other documents (including any options for extension relating thereto) granted or agreed to be granted to any member of the Group] or pursuant to which any member of the Group holds or occupies any property, details of which are set out in Schedule 3;

“Leased Properties” means the properties short particulars of which are set out in Part 2 of Schedule 3;

“Management Accounts” means the unaudited consolidated balance sheet of the Company and the Subsidiaries as at 30 November 2007 and the unaudited consolidated profit and loss account of the Company and of each of the Subsidiaries for the period commencing from the day immediately following the Accounting Date and ending on 30 November 2007 copies of which are annexed to the Disclosure Letter;

“MOLHR” means the Ministry of Law and Human Rights of the Republic of Indonesia;

“Moral Rights” means the rights of an author of a copyright literary, dramatic, musical or artistic work or other intellectual works or a director of a copyright film (“Work”) to be identified as the author or director (as the case may be) of the Work, not to have the Work subjected to derogatory treatment and not to have a Work falsely attributed to him as the author or director (as the case may be), and rights in the nature of the aforesaid rights in any country;
“Non Compete Agreement” means the agreement setting out the restrictions applicable to each of the Key Individuals containing the terms and conditions the same as those provided under Clause 6 of this Agreement;
“Option” means with respect to any person, any option, warrant or other security or contract that gives the holder the right to purchase or otherwise receive or be issued any shares of capital stock of such person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of such person;
“Owned Properties” means the properties, short particulars of which are set out in Part 1 of Schedule 3;
“Parties” means the named parties to this Agreement;
“Post Completion Agreement” has the meaning as ascribed to it in Clause 4.1 (m);
“Properties” means the Owned Properties and the Leased Properties;
“Purchase Price” means the total Purchase Price for the Sale Shares being the aggregate of the sums specified in Clause 3;
“Put Option Agreement” means Put Option Agreement dated 27 April 2001 made by and between the Company, PT Sigma Citra Harmoni, Caatoosee A.G and IFC;
“Put Option Price” means the higher of (i) the value of the Company as determined by an independent appraisal agreed by SCH and the Purchaser or (ii) the price determined by using the following formula:
å Shares x 100% x Purchase Price per share x (1 +l)^t
where:
å Shares = the Put Option Shares;
l = Reference Interest Rate, defined as the average historical Rupiah Indonesian government bond yield maturing in 1 year, as stated in Bloomberg terminal (page CURV 132) for the period t.
The Reference Interest Rate will be fixed at the end of business day Jakarta time at the Exercise Date;
t = time in years between the Completion Date and Exercise Date; and
Exercise Date= the date of exercise of the put option.

“Restricted Business” has the meaning as ascribed to it in Clause 6.1(a);
“Sale Shares” means the 43,001,348 shares representing 80% of the total issued shares in the capital of the Company;
“Shareholders” means the existing shareholders of the Company;
“Shareholders Agreement” means the Amended and Restated Shareholders Agreement of the Company dated 27 April 2001 including its amendment, alteration, and addendum made by and between PT Sigma Citra Harmoni, PT Sigma Ratana Harmoni, Trozenin Management Plc, Caatoosee AG IFC and the Company.
“Specified Employees” means the Directors, Commissioners and certain employees of the Company holding Levels 1, 2 and 3 positions as further identified and agreed by the Parties;
“Subsidiaries” means the subsidiaries of the Company which are listed in Schedule 2;
“Tax” includes all forms of taxation, estate duties, deductions, withholdings, duties, imposts, levies, fees, charges, social security contributions and rates imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, federal or other body in Indonesia or elsewhere and any interest, additional taxation, penalty, surcharge or fine in connection therewith;
“Tax Restitution Payment” means the actual amount of tax restitution that any member of the Group receives from the tax office in relation to the objection(s) or appeal(s) that the relevant company has on the date of this Agreement submitted to the tax office or tax court;
“Vendors’ Accounts” means a US$ denominated bank account and a Rupiah denominated bank account designated by Trozenin and SCH respectively and informed in writing to the Purchaser at the latest five (5) Business Days prior to Completion;
“Warranties” means the representations, warranties and undertakings contained or referred to in Clause 7 and Schedule 4;
“Rp.” Means Indonesian Rupiah;
“US$” means United States Dollars.

1.2	Any references, express or implied, to statutes or statutory provisions shall be construed as references to those statutes or provisions as respectively amended or re-enacted or as their application is modified from time to time by other provisions (whether before or after the date hereof) and shall include any statutes or provisions of which they are re-enactments (whether with or without modification) and any orders, regulations, instruments or other subordinate legislation under the relevant statute or statutory provision. References to Sections of consolidating legislation shall, wherever necessary or appropriate in the context, be construed as including references to the Sections of the previous legislation from which the consolidating legislation has been prepared.

1.3	References in this Agreement to Clauses and Schedules are to clauses in and schedules to this Agreement (unless the context otherwise requires). The Recitals and Schedules to this Agreement shall be deemed to form part of this Agreement.

1.4	Headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.5	The expression “the Vendors” includes their respective personal representatives and the expression “the Purchaser” includes its successors and assigns.

1.6	References to “persons” shall include bodies corporate, unincorporated associations and partnerships (whether or not having separate legal personality).

1.7	References to writing shall include any methods of reproducing words in a legible and non-transitory form.

1.8	The masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa.

1.9	All warranties, representations, indemnities, covenants, agreements and obligations given or entered into by more than one person are given or entered into jointly and severally.

1.10	A document expressed to be “in the approved terms” means a document the terms of which have been approved by or on behalf of the Parties and a copy of which has been signed for the purposes of identification by or on behalf of those Parties or will need to be approved by the Parties prior to Completion.
2.	SALE OF SALE SHARES

2.1	This Agreement and the Parties’ rights and obligations set out under this Agreement is conditional upon each Party (i) obtaining its relevant corporate approvals for it to enter into this Agreement and perform its obligations hereunder and (ii) providing copies of such corporate approvals to the other Party.

2.2	Subject to the terms of this Agreement, each of the Vendors shall sell a certain number of their shares set opposite their names below or any other number of shares agreed by the Parties provided that the total number of shares sold is 43,001,348 constituting 80% of the total issued and paid up shares of the Company and the Purchaser shall purchase such shares, free from any Encumbrances and together with all rights now or hereafter attaching to them, including all rights to any dividend or other distribution declared, made or paid after the date of this Agreement (for the avoidance of doubt, including any dividend or other distribution declared out of the Company’s profits made in the fiscal years prior to that ended on the Accounting Date).

Name	Shares	Percentage
PT Sigma Citra Harmoni	15,457,855	28.758%
Trozenin Management Plc	27,543,493	51.242%
TOTAL	43,001,348	80.000%
3.	PURCHASE PRICE

3.1	The total purchase price payable for the Sale Shares (and all rights and title to and interest in the Sale Shares) shall be US$35,200,000 (thirty five million two hundred thousand United States Dollars). Payment to Trozenin shall be made in U5$. Payment to SCH shall be made in Rupiah at the Agreed US$-Rp Exchange Rate.

3.2	The Purchase Price shall be payable upon the fulfilment of all conditions as stipulated in Clause 4 and Clause 5.

3.3	Each Party shall be liable for their respective tax obligations pursuant to the prevailing tax regulations. The Purchaser is entitled to withhold a portion of the Purchase Price (in accordance to the applicable tax rate) otherwise payable to Trozenin and shall remit the withheld amount to the relevant Indonesian tax office.
4.	CONDITIONS AND PRE-COMPLETION MATTERS

4.1	The sale and purchase of the Sale Shares is conditional upon:
(a)	the Warranties remaining true and accurate and not misleading at Completion as if repeated at Completion and at all times between the date of this Agreement and Completion;

(b)	the shareholders of the Company have convened a general meeting of shareholders or executed a circular shareholders resolution which approves (i) the transfer of the Sale Shares from the Vendors to the Purchaser, (ii) the amendment to the Company’s Articles of Association which, to the extent possible, reflects the positions agreed in the Post Completion Agreement and (iii) the changes to the composition of the Company’s Board of Directors and Board of Commissioners, as evidenced by minutes of meeting of the Company shareholders or a signed circular shareholders resolution in the form and substance satisfactory to the Purchaser;

(c)	each of the Vendors having complied fully with the obligations specified in Clauses 11.1 and 11.2 and otherwise having performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement;

(d)	approvals from BKPM in relation to (i) the transfer of Sale Shares from the Vendors to the Purchaser, (ii) changes to the composition of the Company’s Board of Directors and Board of Commissioners, in the form and substance satisfactory to the Purchaser and (iii) conversion of the Company into a non PMA/PMDN company;

(e)	an approval from and/or and receipt of report by the MOLHR in relation to the amendment to the Company’s Articles of Association as evidenced by an approval letter and/or a letter acknowledging receipt of the report issued by the MOLHR;

(f)	a written consent from PT Orix Indonesia Finance as the lessor pursuant to the lease agreements (i) No. E0511J2454 dated 7 December 2005 as amended by Agreement No. ORIF/OLD/SK/315/IX/2005 undated, (ii) No. E0509J2359 dated 27 September 2005 as amended by Addendum Agreement No. ORIF/OLD/SK/077/IX/2005 undated, (iii) No. E0602J2526 dated 22 February 2006 as amended by Additional Agreement dated 22 February 2006, and any other similar agreements between the Company and PT Orix Indonesia Finance, in respect of the change of the controlling shareholder in the Company due to the transfer of Sale Shares from the Vendors to the Purchaser;

(g)	a written consent from Bank Ekonomi Raharja in respect of the change of the controlling shareholder in the Company due to the transfer of Sale Shares from the Vendors to the Purchaser;

(h)	an express consent from the Company for the Purchaser to make an announcement in a newspaper in respect of the proposed transfer of Sale Shares from the Vendors to the Purchaser in accordance with Article 127 of the Company Law and complete settlement of any objections filed by any creditors to the Company in the form and substance satisfactory to the Purchaser;

(i)	announcements to the employees of the Company and the Purchaser in accordance with Article 127 of the Company Law;

(j)	a written consent from PT Bank HS 1906, in accordance with the License Agreement of ATM Management System No. 579.5.HS1906 dated 2 September 2004, in respect of the change of the controlling shareholder in the Company due to the transfer of Sale Shares from the Vendors to the Purchaser;

(k)	a written notification from the Company to PT Bank Bumiputera Indonesia Tbk, in accordance with the Infinium Human Resources Utilization Service Agreement No. 033.14.BBPI dated 1 August 2001 (as amended), in respect of the change of the controlling shareholder in the Company due to the transfer of Sale Shares from the Vendors to the Purchaser;

(I)	if required pursuant to applicable law or the Articles of Association (or similar document) of each of the Vendors, the Vendors shall have delivered to the Purchaser a duly executed copy of any relevant corporate resolutions of each of the Vendors approving the sale and purchase of the Sale Shares to the Purchaser;

(m)	the Parties agreeing the final form of an agreement to be entered into by the Parties at the Completion (the “Post Completion Agreement”) in respect of the following:
(i)	Each of the Purchaser and SCH shall make its reasonable endeavour to support the Company in achieving the IPO in 24 months as of the Completion Date, subject to the market conditions and absence of any unfavourable externalities.

(ii)	A minority shareholder holding no less than 20% of the total issued shares in the Company shall have the right to nominate one (1) Director in the Company’s Board of Directors and one (1) Commissioner in the Company’s Board of Commissioners.

(iii)	SCH shall have the right to require (by serving a notice to) the Purchaser (or its designee) to purchase all (but not some) of SCH’s shares in the Company (the “Put Option Shares”) at the Put Option Price, such right exercisable during a period commencing from the date being 24 month after the Completion Date until the IPO (if it occurs later). For the avoidance of doubt, if the IPO occurs within 24 month after the Completion Date, SCH shall have no such put option right. Subject to the obtainment of the relevant third parties’ (including Governmental Agency’s) consents, the sale and purchase of the Put Option Shares shall be completed within ninety (90) days after receipt by the Purchaser of the notice from SCH.

(iv)	SCH shall have a proportional tag-along right in respect of any sale by the Purchaser of any of its shares in the Company to a third party prior to the IPO.

(v)	Until the Company has reached the IPO, each of SCH and the Purchaser shall have the right of first refusal in the event of any sale of shares in the Company that the other Party holds.

(vi)	The Post Completion Agreement shall terminate and cease to have any effect once the Company has reached the IPO.

(n)	the Purchaser shall have received a legal opinion dated the Completion Date from Trozenin’s Malaysian legal counsel (which shall be a reputable firm) in regard to valid existence, due execution and due authorisation in the form and substance satisfactory to the Purchaser; and

(o)	no statute, regulation or decision which would prohibit, restrict or materially delay the sale and purchase of the Sale Shares or the operation of any member of the Group after Completion having been proposed, enacted or taken by any Governmental Agency.
4.2	The Purchaser may waive all or any of such conditions at any time by notice in writing to the Vendors.

4.3	The Vendors shall use their best endeavours to procure the fulfilment of the Conditions which relate to and are directly or indirectly within the control of the Vendors on or before the date specified in Clause 4.4.

4.4	In the event that any of the Conditions is not fulfilled (or waived pursuant to Clause 4.2) on or prior to 30 June 2008 then the Purchaser shall not be bound to proceed with the purchase of the Sale Shares and this Agreement shall cease to be of any effect except Clauses 1, 10, 12, 13, 14.1 to 14.5, 15 and 16 which shall remain in force and save in respect of claims arising out of any antecedent breach of this Agreement.

4.5	The Vendors shall use its best efforts to obtain or to procure that the Company obtains by five (5) Business Days prior to the Completion Date:
(a)	duly signed Non Compete Agreements; and

(b)	duly signed Employee Waivers. For the avoidance of doubt, in the event that any Specified Employee ceases to be employed by the Company prior to Completion, that shall not be a failure to satisfy any conditions hereunder.
5.	COMPLETION
5.1	Subject to the provisions of Clause 4, Completion shall take place on the Completion Date at the offices of the Company when all (but not some only) of the events described in this Clause 5 shall occur.

5.2	At Completion, contemporaneously with instruction by the Purchase to its bank to commence the wire transfer of the full amount of the Purchase Price to the Vendors’ Accounts as stated in Clause 5.4, the Parties shall execute (i) the Deeds Transfer of Shares in the approved terms in Indonesian language in notarial deeds by which ownership and title to the Sale Shares are transferred from the Vendors to the Purchaser and (ii) the Post Completion Agreement.

5.3	Concurrently with the execution of the Deeds of Transfer of Shares, the Vendors shall:

(a)	deliver to the Purchaser:
(i)	share certificates for the Sale Shares and/or other evidence of ownership of the Sale Shares;

(ii)	share certificates for the shares in the Subsidiaries held by the Company and/or such other evidence of ownership by the Company of such shares;

(iii)	such waivers or consents as the Purchaser may require to enable the Purchaser or its nominees to be registered as holders of any of the Sale Shares

(iv)	the title deeds, Leases and all other relevant deeds, documents and correspondence relating to the Properties;
(b)	cause a meeting of the Shareholders to be held or a circular shareholders resolution to be executed at which the Shareholders shall pass resolutions in the approved terms (inter alia) to:-
(i)	approve the transfer of the Sale Shares and the registration of the Purchaser as a shareholder of the Company in the Company’s shareholders registry book and shall cause and procure the Board of Director of the Company to register the Purchaser as shareholder in such shareholders registry book;

(ii)	cause such persons as the Purchaser may nominate to be validly appointed as commissioners and directors of the Company;

(iii)	change the Company’s and each of the Subsidiaries’ fiscal year to become that ending on 31 December.
5.4	At the date of Completion, the Purchaser shall pay the Purchase Price by wire transfer to Vendors’ Accounts whose receipt in good funds in such account shall be an absolute discharge of the Purchaser’s obligation to pay the Purchase Price and the Purchaser shall not be concerned to see to the distribution of the moneys so paid.

5.5	Without prejudice to any other remedies available to the Purchaser, if in any respect the provisions of Clause 5 are not complied with by any of the Vendors on the Completion Date the Purchaser may:
(a)	defer Completion to a date not more than 28 days after the Completion Date (and so that the provisions of this Clause 5.4 shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable (without prejudice to its rights under this Agreement); or

(c)	rescind this Agreement.

6.	RESTRICTION ON VENDORS
6.1	Each of the Vendors undertakes with the Purchaser that, except with the consent in writing of the Purchaser and subject to the provisions of Clause 6.3:
(a)	(i) for the period of three years after Completion or (ii) from the Completion to one year after the IPO (whichever is the earlier), it will not within Indonesia either on its own account or in conjunction with or on behalf of any person, firm or company carry on or be engaged, concerned or interested, directly or indirectly, in carrying on any business carried on by any member of the Group (the “Restricted Business”) (other than as a holder of not more than 5 per cent of the issued shares or debentures of any company listed on a recognised stock exchange);

(b)	(i) for the period of three years after Completion or (ii) from the Completion to one year after the IPO (whichever is the earlier), it will not either on its own account or in conjunction with or on behalf of any other person, firm or company solicit or entice away from any member of the Group the custom of any person, firm, company or organisation who shall at any time have been a customer, identified prospective customer, representative, agent, or correspondent of any member of the Group or in the habit of dealing with any member of the Group or enter into any contract for sale and purchase or accept business from any such person, firm, company or organisation in the Restricted Business;

(c)	(i) for the period of three years after Completion or (ii) from the Completion to one year after the IPO (whichever is the earlier), it will not either on its own account or in conjunction with or on behalf of any other person, firm or company employ, solicit, entice away or attempt to employ, solicit or entice away from any member of the Group any person who at the date of this Agreement is or within the year preceding such employment, solicitation, enticement or attempt shall have been an officer, manager, consultant or employee of any member of the Group whether or not such person would commit a breach of contract by reason of leaving such employment;

(d)	it will not at any time hereafter make use of or disclose or divulge to any person (other than to officers or employees of the Company or any of the Subsidiaries who is required to know the same) any information (other than any information properly available to the public or disclosed or divulged pursuant to an order of a court of competent jurisdiction) relating to any member of the Group, the identity of its customers and suppliers, its products, finance, contractual arrangements, business or methods of business and shall use its best endeavours to prevent the publication or disclosure of any such information;

(e)	if, in connection with the business or affairs of any member of the Group, it shall have obtained trade secrets or other confidential information belonging to any third party under an agreement purporting to bind any member of the Group which contained restrictions on disclosure it will not without the previous written consent of the Purchaser at any time infringe or take any action which would or might result in an infringement of such restrictions;

(f)	it will not at any time hereafter in relation to any trade, business or company use a name or trade mark including the word or symbol or logo of “Sigma” and shall use its best endeavours to procure that no such name or trade mark shall be used by any firm or company which he controls.
6.2	Each of the Vendors will procure that its subsidiaries, holding company and any other affiliated companies will observe the restrictions contained in the foregoing provisions of this Clause 6 and will make reasonable endeavour to ensure that its and their respective employees will observe the restrictions contained in Clause 6.1(d).

6.3	While the restrictions contained in this Clause are considered by the parties to be reasonable in all the circumstances, it is recognised that restrictions of the nature in question may fail for technical reasons. Accordingly it is agreed that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Purchaser but would be valid if part of its wording were deleted or the stipulated periods reduced or the range of activities or area dealt with thereby reduced in scope the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

6.4	The restrictions contained in Clauses 6.1 and 6.2 above shall be without prejudice to performance by and shall not limit the restrictions on the Commissioners and the Directors in their performance for the Company.
7.	WARRANTIES
7.1	Each of the Vendors jointly and severally represents, warrants and undertakes to and with the Purchaser that each of the statements set out in Schedule 4 is now and will at Completion be true and accurate.

7.2	The Warranties (other than Warranties 4.1, 4.2, 4.3, the entire 15 and the entire 16 in respect of which no qualification is accepted) are given subject to matters fully and fairly disclosed in the Disclosure Letter.

7.3	Each of the Vendors acknowledges that the Purchaser has entered into this Agreement in reliance upon the Warranties and has been induced by them to enter into this Agreement.

7.4	Without restricting the rights of the Purchaser or otherwise affecting the ability of the Purchaser to claim damages on any other basis available to it, in the event that (i) any of the Warranties is broken or (as the case may be) proves to be untrue or misleading, and/or (ii) any breach by any of the Vendors of any of their respective agreements, obligations or covenants under this Agreement, the Vendors shall, on demand, pay to the Purchaser or, at the Purchaser’s direction, the Company:
(a)	the amount necessary to put the Company and each of the Subsidiaries into the position which would have existed if the Warranties had not been broken or (as the case may be) had been true and not misleading; and

(b)	all losses, costs and expenses incurred by the Purchaser, the Company and each member of the Group in connection with or as a result of such breach and any costs (including reasonable legal costs), expenses which any of them may incur either before or after the commencement of any action in connection with (i) any legal proceedings in which the Purchaser claims that any of the Warranties has been broken or is untrue or misleading and in which judgement is given for the Purchaser or (ii) the enforcement of any settlement of, or judgement in respect of, such claim.
7.5	Each of the Warranties shall be separate and independent and, save as expressly provided to the contrary, shall not be limited by reference to or inference from any other Warranty or any other term of this Agreement, nor by anything in the Disclosure Letter which is not expressly referenced to the Warranty concerned.

7.6	Where any statement in the Warranties or any confirmation or certificate given by any of the Vendors hereunder or pursuant hereto is qualified by the expression “so far as the Vendors are aware” or “to the best of the Vendor’s knowledge and belief” or any similar expression, that statement shall be deemed to include an additional statement that it has been made after due and careful enquiry.

7.7	Each of the Vendors agrees with the Purchaser (for itself and on behalf of the Company and each of the Subsidiaries) to waive any rights which it may have in respect of any gross misrepresentation or gross inaccuracy in, or gross omission from, any information or advice supplied or given by the Company or its Subsidiaries or its or their officers, employees or advisers in connection with the giving of the Warranties and the preparation of the Disclosure Letter.

7.8	Each of the Vendors agrees to disclose promptly to the Purchaser in writing immediately upon becoming aware of the same, any matter, event or circumstance (including any omission to act) which may arise or become known to it after the date of this Agreement and before Completion which:
(a)	constitutes a material breach of or is materially inconsistent with any of the Warranties; or

(b)	has an adverse effect on the financial position or prospects of the Company or any Subsidiary.
7.9	The Vendors shall give to the Purchaser both before and after Completion all such reasonable information and documentation relating to the Company and the Subsidiaries as the Purchaser shall reasonably require to enable it to satisfy itself as to the accuracy and due observance of the Warranties.

7.10	The liabilities of the Vendors under the Warranties:-
(a)	shall save in relation to paragraphs 4.1, 4.2, 4.3, the entire Section 15 and the entire Section 16 of Schedule 4 (the “Enduring Warranties”), cease after (i) one (1) year following the IPO or (ii) three (3) years following the Completion Date (whichever is the earlier) except in respect of matters which have been the subject of a written claim made before such date by the Purchaser to any of the Vendors;

(b)	shall in relation to the Enduring Warranties cease after five (5) years as of the Completion Date except in respect of matters which have been the subject of a written claim made before such date by the Purchaser to any of the Vendors;

(c)	shall be limited to a maximum aggregate amount equal to the total Purchase Price;
PROVIDED ALWAYS that if in any case the relevant claim or claims has arisen by reason of:
(i)	fraud or wilful concealment or dishonesty or deliberate non disclosure on the part of any of the Vendors or on the part of any officer or representative of any member of the Group or of the Vendors; or

(ii)	the Vendors, the Company or any Subsidiary not having good title to any asset (including any shares or stock of any company) of which it is now warranted to be the owner; or

(iii)	any of the Vendors or any signatory on their respective behalf’s being claimed not to have had legal authority or capacity to enter into this Agreement or any agreement ancillary thereto;
then in any such case none of the limitations whether as to amount or time set forth in this Clause 7.10 shall apply.
7.11	No claims for breach of warranties under this Agreement shall be made against the Vendors unless the losses relating thereto for which they would, but for this Clause 7.11, be liable exceeds five hundred United States Dollars (US$500,000) or its equivalent Rupiah amount based on the prevailing middle rate issued by Bank Indonesia on the day the claim is made, provided that the claim in each event exceeds this threshold, the entire amount of such losses shall become due and payable.

7.12	The amount that the Purchaser shall be entitled to recover from the Vendors under a qualified claim for breach of warranties (save for the Enduring Warranties) shall be deducted by the Tax Restitution Payment that the Company has received before or on the date when the claim is made by the Purchaser. For the avoidance of doubt, no such deduction shall be made in respect of any claims by the Purchaser for any breach of the Enduring Warranties. In the event that the Tax Restitution Payment is received by the Company after a claim by the Purchaser to the Vendors is paid by the Vendors, the Purchaser shall refund to the Vendors an amount equal to the Tax Restitution Payment so received by the Company provided that such refund shall not exceed the claim payment previously received by the Purchaser from the Vendors.

7.13	SCH covenants and agrees with the Purchaser that it will, upon requested by the Purchaser at any time following the Completion, vote affirmatively in a general shareholders meeting of the Company, provide a written consent or cause the adoption of circular shareholders resolution in respect of change of the Company’s fiscal year to become that ending 31 December.
8.	COVENANT IN RESPECT OF TAX

8.1	In this Clause unless the context otherwise requires:
(a)	“event” includes (without limitation) any omission, event, action or transaction whether or not the Company or any of the Subsidiaries is a party thereto, the death of any person, a change in the residence of any person for any Tax purpose, a failure to make sufficient dividend payments to avoid an apportionment or deemed distribution of income and the entering into and completion of this Agreement and references to the result of events on or before the Completion Date shall include the combined result of two or more events one or more of which shall have taken place on or before the Completion Date;

(b)	“relief” includes (without limitation) any relief, allowance, credit, set off, deduction or exemption for any Tax purpose;

(c)	reference to income or profits or gains earned, accrued or received shall include income or profits or gains deemed to have been or treated as or regarded as earned, accrued or received in accordance with the Indonesian Accounting Standard (PSAK);

(d)	reference to any Tax liability shall include not only any liability to make actual payments of or in respect of Tax but shall also include:
(i)	the loss or reduction in the amount of, or the setting off against income, profits or gains, or against any Tax liability for which no sufficient provision has been made in preparing the Accounts of, any relief which would (were it not for the said loss, reduction or setting off) have been available to the Company or any of the Subsidiaries and which relief has been taken into account in computing (and so eliminating or reducing) any provision for deferred Tax which appears (or which but for such relief would have appeared) in the Accounts;

(ii)	the loss or reduction in the amount of, or the setting off against any Tax liability for which no sufficient provision has been made in preparing the Accounts of, a right to repayment of Tax which has been treated as an asset of the Company or any of the Subsidiaries in preparing the Accounts; and

(iii)	the loss or reduction in the amount of, or the setting off against income, profits or gains earned, accrued or received on or before Completion, or against any Tax liability of, any relief which is not available before Completion but which arises in respect of an event occurring after Completion in circumstances where, but for such loss, reduction or setting off, the Company or any of the Subsidiaries would have had a Tax liability in respect of which the Purchaser would have been able to make a claim under this Clause 8;
and in such a case the amount of Tax which could otherwise be saved or relieved, by the relief so lost, reduced or set off (calculated by reference to the rates of Tax in force at the date of this Agreement) or the amount of repayment which would otherwise have been obtained shall be treated as the amount of a Tax liability which has arisen;

(e)	reference to the “Company” includes a reference to each of the Subsidiaries;

(f)	reference to a payment in respect of Tax includes (without limitation) a payment for the surrender or transfer of any other relief, a repayment of any such payment and a payment by way of reimbursement, recharge, indemnity or damages.
8.2	Subject as hereinafter provided, each of the Vendors covenants with and undertakes to pay to the Company, within seven days after the Vendors have been notified by the Purchaser, a sum equal to the amount of:
(a)	any Tax liability resulting from the ordinary course of business of the Company or any of the Subsidiaries resulting from or by reference to any income, profits or gains earned, accrued or received on or before the Completion Date or any event on or before the Completion Date whether alone or in conjunction with other circumstances and whether or not such Tax is chargeable against or attributable to any other person; and

(b)	all reasonable costs and expenses which are incurred by the Purchaser or any member of the Group in connection with any of the matters referred to in this Clause 8 or in taking or defending any action under the covenants contained in this Clause 8 (including, without prejudice to the generality of the foregoing, all legal and other professional fees and disbursements).
8.3	The covenants contained in Clause 8.2 do not apply to any liability:
(a)	to the extent that provision or reserve for such amount has been made in the Accounts or to the extent that payment or discharge of such liability has been taken into account therein; and

(b)	in respect of which provision or reserve has been made in the Accounts which is insufficient only by reason of any increase in rates of Tax made after the Completion Date with retroactive effect.

8.4	If the Purchaser shall become aware of any assessment, notice, demand or other document issued or action taken by or on behalf of any person, authority or body from which it appears that the Company or any of the Subsidiaries has or may have a liability in respect of which a claim could be made under this Clause, it shall give written notice thereof to the Vendors and shall (if the Vendors shall indemnify and secure the Purchaser and the Company and the Subsidiaries as applicable to the Purchaser’s reasonable satisfaction against any liabilities, costs, damages or expenses which may be incurred thereby) take such action and procure that the Company and/or the relevant Subsidiary shall take such action as the Vendors may reasonably request to dispute, resist or compromise the liability; provided that neither the Company and/or the relevant Subsidiary nor the Purchaser shall in any event be required to take any steps which would require any admission of guilt or liability relating to matters connected with the claim in question or which would affect the future conduct of the business of the Purchaser or the Company or any of the Subsidiaries or any subsidiaries of the Purchaser or affect the rights or reputations of any of them.

8.5	The liability of the Vendors under this Clause shall cease after (i) one (1) year following the IPO or (ii) three (3) years following the Completion Date (whichever is the earlier) except in respect of matters which have been the subject of a written claim made within the said period by the Purchaser to any of the Vendors unless the claim in question has arisen by reason of fraud, wilful concealment or dishonesty on the part of any of the Vendors or, prior to the Completion Date, any member of the Croup or any of its officers or deliberate non disclosure on the part of any of the Vendors or, prior to the Completion Date, by any officer or representative of any member of the Group in which event there shall be no contractual limit on the time period within which such claim may be brought.

8.6	The due date for the making of payments by the Vendors under this Clause 8 shall be:-
(a)	where the payment relates to a liability of the Company or any of the Subsidiaries to make an actual payment of or in respect of Tax, the date which is seven days before the date on which such actual payment is due to be made to the relevant authority;

(b)	where the payment relates to a matter falling within Clause 8.1(d)(i) or 8.1(d)(iii), the date falling seven days after the Vendors have been notified by the Purchaser that the auditors for the time being of the Company or the relevant Subsidiary have certified at the request of the Purchaser or the Company or the relevant Subsidiary that the Vendors have a liability for a determinable amount under Clause 8.2; and

(c)	where the payment relates to a matter falling within Clause 8.1(d)(ii) the date on which the repayment of Tax would otherwise have been due to be made; and

(d)	in the case of costs and expenses within Clause 8.2(b) the date on which such costs and expenses are incurred.

8.7	The Vendors shall give all such assistance and provide such information as the Purchaser shall reasonably request from time to time for the purpose of enabling the Purchaser or any member of the Group to make returns and provide information as required to any Tax authority and to negotiate any liability to Tax.
9.	THE PURCHASER’S REMEDIES
9.1	The Purchaser shall be entitled (without prejudice to all other rights and remedies available to it) to terminate this Agreement if at any time on or before Completion (a) any of the Vendors fails to comply with any of its material obligations in this Agreement or (b) the Purchaser becomes aware of any fact, matter or event which in its reasonable opinion constitutes a material breach of any Warranty.

9.2	Without prejudice to Clause 9.1, the Purchaser shall be entitled to claim all losses, damages, payments, awards, costs or expenses suffered or made by the Purchaser as a result of any material breach of any representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment given by or on behalf of the Vendors in connection with this Agreement other than the Warranties.
10.	RESTRICTION ON ANNOUNCEMENTS

Each of the Parties undertakes that prior to Completion it will not (save as required by Article 127 of Company Law or any prevailing law or by any securities exchange or any supervisory or regulatory body to whose rules any of the Parties is subject) make any announcement in connection with this Agreement unless the other Parties shall have given their respective consents to such announcement (which consents may not be unreasonably withheld or delayed and may be given either generally or in a specific case or cases and may be subject to conditions).
11.	PRE-COMPLETION OBLIGATIONS
11.1	The Vendors shall procure that the business of each member of the Group is operated until Completion in the ordinary course and in the same manner as it was operated prior to the date of this Agreement and that without a prior written consent from the Purchaser, no member of the Group:
(a)	makes or commits to any capital expenditure for more than Rp. 2 billion or for longer than 12 months except those made for Surabaya Data Center amounting to no more than Rp. 15 billion;

(b)	acquires, disposes of, or creates a security interest over any of its assets other than in the ordinary course of business consistent with past practice, but in any case not to exceed Rp. 2 billion ;

(c)	distributes or return any capital to its shareholders or undertakes any merger, consolidation, acquisition, recapitalization, liquidation or dissolution;

(d)	pays any dividend to its shareholders or pays any management fee, or other distribution;

(e)	issues any shares, Options or securities which are convertible into shares;

(f)	materially changes the terms of employment (including remuneration and/or any benefit plan) of any of the employees, or pays or provides any bonus (in cash or in kind) to any employee;

(g)	alters its Articles of Association, provided that the Company may make any alterations to its Articles of Association that are necessary to complete the transactions contemplated by this Agreement;

(h)	makes any material changes to the accounting procedures or principles by reference to which the Accounts are drawn up;

(i)	and/or the Vendors pass any shareholder resolutions in general meeting or by way of written resolution of shareholders of any member of the Group, provided that the shareholders of the Company may pass resolutions that are necessary to complete the transactions contemplated by this Agreement;

(j)	discontinues or ceases to operate all or a material part of their respective business;

(k)	incurs any liabilities or borrows (other than by bank overdraft, bank guarantee or similar facility within limits subsisting at the date of this Agreement) any money for more than Rp. 3 billion or agrees so to do;

(l)	discloses to any third party any confidential information relating to any member of the Group including but not limited to the identity of its customers and suppliers, its products, finance, contractual arrangements, business or methods of business;

(m)	enters into, amends or terminates any contract or commitment (other than those which are immaterial or specifically referred to in this Agreement to be entered into, amended or terminated) which relates to or affects a material part of the business or any materially unusual or abnormal or onerous contract or commitment;

(n)	writes off or writes down any of its assets other than in the ordinary course of business, consistent with past practice;

(o)	files any amended Tax return, makes any material Tax election, settle any Tax claim or Tax assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or Tax assessment, or take any other similar action relating to the filing of any Tax return or the payment of any Tax, if such amendment, agreement, settlement, consent or other action would have the effect of increasing its tax liability for any period ending after Completion;

(p)	engages in any transaction outside the ordinary course of business consistent with past practice or not on arm’s length basis with the Vendors or any officer, director or commissioner or affiliates of the Vendors; and

(q)	enters into any contract or other agreement to do or engage in any of the foregoing.
11.2	The Vendors shall not solicit, initiate or encourage the submission of any proposal to acquire the Sale Shares or any rights pertaining to the Sale Shares (the “Acquisition Proposal”), enter into any agreement with respect to any Acquisition Proposal, or cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any person that is seeking to make, or has made, an Acquisition Proposal.

11.3.	As from the date of this Agreement, the Vendors shall give and shall procure that the Purchaser and/or any persons authorised by it will for the purpose of satisfying itself as to the accuracy of the Warranties be given such access during normal office hours to the premises and all books, title deeds, records and accounts of the Company and the Subsidiaries as the Purchaser may reasonably request and be permitted to take copies of any such books, deeds, records and accounts and that the Commissioners, Directors and employees of the Company and the Subsidiaries shall be instructed to give within reasonable time all such information and explanations to any such persons as aforesaid as may be requested by it or them, provided that before making such request, the Purchaser or any person appointed by it shall provide the Vendors with a written request outlining the intention to inspect the Company, the issues or matters which needs to be clarified, and the documents or information which are required for that purpose.

11.4	The Purchaser undertakes that it will not prior to Completion, save as required by law (or by any securities exchange or any supervisory or regulatory body to whose rules it is subject), divulge any confidential information relating to the Company and the Subsidiaries obtained by it pursuant to this Clause to any person other than its own officers, employees or professional advisers.
12.	CONFIDENTIALITY OF INFORMATION RECEIVED
12.1	Each of the Parties undertakes that it shall treat as strictly confidential all information received or obtained by it or its employees, agents or advisers as a result of entering into or performing this Agreement including information relating to the provisions of this Agreement, the negotiations leading up to this Agreement, the subject matter of this Agreement or the business or affairs of the other Parties and subject to the provisions of Clause 12.2 that it not at any time hereafter make use of or disclose or divulge to any person any such information and shall use its best endeavours to prevent the publication or disclosure of any such information.

12.2	The restrictions contained in Clause 12.1 shall not apply so as to prevent a Party from making any disclosure required by law or by any securities exchange or supervisory or regulatory or governmental body pursuant to rules to which the relevant Party is subject or from making any disclosure to any professional adviser for the purposes of obtaining advice (provided always that the provisions of this Clause 12 shall apply to and the Parties shall procure that they apply to and are observed in relation to, the use or disclosure by such professional adviser of the information provided to him) nor shall the restrictions apply in respect of any information which comes into the public domain otherwise than by a breach of this Clause 12 by the Party.
13.	COSTS

13.1	Each Party to this Agreement shall pay its own costs of and incidental to this Agreement and the sale and purchase envisaged under this Agreement.
14.	GENERAL

14.1	This Agreement shall be binding upon and endure for the benefit of the estates, personal representatives or successors of the Parties.

14.2	This Agreement (together with any documents referred to herein) constitutes the whole agreement between the Parties and supersedes any previous agreements or arrangements between them relating to the subject matter of this Agreement; it is expressly declared that no variations of this Agreement shall be effective unless made in writing signed by duly authorised representatives of the Parties.

14.3	Subject always to the provisions providing time limit specifically stated in this Agreement and applicable statute of limitations, all of the provisions of this Agreement shall remain in full force and effect notwithstanding Completion (except insofar as they set out obligations which have been fully performed at Completion).

14.4	If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

14.5	If any liability of one or more but not all of the Vendors shall be or become illegal, invalid or unenforceable in any respect, such circumstance shall not affect or impair the liabilities of the other Vendors under this Agreement.

14.6	The Purchaser may release or compromise the liability of any of the Vendors hereunder or grant to any Vendor time or other indulgence without affecting the liability of any other Vendor hereunder.

14.7	No failure of the Purchaser to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this Agreement shall operate as a waiver of such right or remedy.

14.8	This Agreement may be executed in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.
15.	NOTICES

15.1	Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days’ prior written notice specified to the other parties):

To the Vendors:

PT Sigma Citra Harmoni Sigma Inno Office Menara DEA, 8th Floor Kawasan Mega Kuningan Jalan Mega Kuningan Barat IX Kavling E4.3 No. 1 Jakarta 12950

Attention: President Director Fax Number: + 62 21 5762155

Trozenin Management Plc Tiara Labuan Jalan Tanjung Ratu 87000 FT Labuan, East Malaysia

Attention: Director Fax Number: + 6087417655

To the Purchaser:

PT Multimedia Nusantara Century Tower, 11th Floor Jl. H.R. Rasuna Said, Kav. X-2 No. 4, Jakarta 12950

Attention: President Director / Director of Finance Fax Number: + 62 21 521 0124

15.2	Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address and (b) if given or made by fax, when despatched with a confirmed transmission report.
16.	GOVERNING LAW AND ARBITRATION

16.1	This Agreement shall be governed by and construed in accordance with the laws of Indonesia. The Parties waive the provisions of Article 1266 of the Indonesian Civil Code to the extent that those provisions require a court order to terminate this Agreement.
16.2	(a)	The Parties agree that if any dispute arises out of or in connection with this Agreement, including without limitation any question regarding its existence, validity, termination of rights or obligations of any party, the Parties shall attempt, for a period of thirty (30) days after the receipt by one Party of a notice from the other Party of the existence of the dispute, to settle such dispute in the first instance by mutual discussions between the Parties.
(b)	Failing such an amicable settlement any and all disputes, conflicts or controversies arising out of or in connection with this Agreement, or its performance, shall be settled by arbitration to be held in Jakarta under the Rules of Arbitration of the Indonesian National Board of Arbitration (BANI) (the “Rules”).

(c)	Each of the Parties has the right to appoint one (1) arbitrator. The two (2) arbitrators will in turn appoint the third arbitrator. Should either Party fail to appoint its respective arbitrator within thirty (30) days as from the date requested by the other Party, or should the two (2) arbitrators so appointed fail to appoint the third arbitrator within thirty (30) days as from the date of appointment of the second arbitrator then such arbitrator(s) shall be appointed by the chairman of the BANI.

(d)	The Board of Arbitration appointed shall operate pursuant to the BANI Rules. Where the BANI Rules and this Agreement are silent as to the conduct of the arbitral proceedings, the arbitrators will decide as to how the proceedings shall be conducted.

(e)	No Party shall be entitled to commence or maintain any action in a court of law upon any matter which has been submitted to arbitration hereunder until such matter shall have been determined as provided in this Clause 16.2 and then only for the enforcement of the arbitration award.

The decision of the board of arbitration in any matter within this Clause shall be final, binding and incontestable and may be used as a basis for judgment thereon in Indonesia or elsewhere. It shall include a determination as to which of the Parties shall pay the cost and expenses of the arbitrators, the administrative costs of the arbitration, the legal fees incurred by the parties, the cost and expenses of witnesses and all other costs and expenses necessarily incurred in the opinion of the board of arbitration in order to properly settle the dispute.
(f)	The Parties expressly agree (i) that there shall be no appeal to any court from the decision of the arbitrator, (ii) that the arbitrators need not be bound by strict rules of law in making their decision, but may pronounce judgment based on ex aequo et bono principle and (iii) that the mandate of the arbitrators duly constituted in this Agreement shall remain in effect until a final arbitration award has been issued by the arbitrators.
[signature page will follow]

The Vendors:

PT Sigma Citra Harmoni		Trozenin Management Plc

/s/ Otto Toto Sugiri		/s/ Eko Basyuni

Name:	Otto Toto Sugiri	Name:	Eko Basyuni
Title:	PRESIDENT DIRECTOR	Title:	PROXY
The Purchaser:

PT Multimedia Nusantara
/s/ Alex J. Sinaga
Name:	Alex J. Sinaga
Title:	President Director